[Letterhead of SandRidge Energy, Inc.]
October 15, 2007
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	SandRidge Energy, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed October 4, 2007 File No. 333-144004
Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (“we,” “us” or “our”), to engineering comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 12, 2007, with respect to the review of Amendment No. 3 to the Company’s Form S-1 filed with the Commission on October 4, 2007, File No. 333-144004 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.
     We will file Amendment No. 4 (“Amendment No. 4”) to the Registration Statement through EDGAR following the receipt of legal comments.
Engineering Comments
Summary Consolidated Historical and Pro-Forma Combined Financial Data, page 8
1.	We have reviewed your response to prior comment 23 and 33 of our letter dated August 24, 2007. Please expand your disclosure to include the gas price differential per Mcfe due to gas treatment to remove CO2 and other impurities and the cost of transportation in the table on page 12.

Response: We do not reduce our sales prices by the cost of natural gas treatment. We include the costs related to gas treatment to remove CO2 and other impurities from our high CO2 natural gas and transportation as part of our lease operating expenses. In response to this comment, we will expand the “Expenses per Mmcfe” table on pages 12 and 77 of Amendment No. 4 as follows:

U.S. Securities and Exchange Commission
October 15, 2007

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
Expenses per Mmcfe:
Lease operating expenses:
Transportation	$0.14	$0.16	$0.22	$0.22	$0.17
Processing and gathering (1)	0.39	0.42	0.37	0.53	0.25
Other lease operating expenses	0.94	1.64	1.70	2.29	1.34

Total lease operating expenses	$1.48	$2.22	$2.29	$3.04	$1.77

Production taxes	$0.36	$0.43	$0.30	$0.34	$0.29

(1)	Includes costs attributable to gas treatment to remove CO2 and other impurities from our high CO2 natural gas.
     In addition, we will revise the final two sentences of the first paragraph on page 12 of Amendment No. 4 to read as follows:
The gas plant fees for removing CO2 from our high CO2 natural gas in the WTO have been taken into account in our lease operating expenses as processing and gathering fees. In all other areas, natural gas sales are delivered to sales points with CO2 levels within pipeline specifications and thus are included in sales and reserves volumes.
We will also revise the final paragraph on page 76 of Amendment No. 4 to conform to this disclosure.
     Please note that as of June 30, 2007, only 16.5% of our proved reserves constituted high CO2 natural gas. In addition, please note that neither our reported costs nor our reserve report give effect to sales of CO2 removed from our natural gas, which historically has provided a positive net margin. This net margin is reported as part of our “Other” segment.
Reserve Reports
2.	Please tell us why CO2 injection was terminated in 2001 on the Wellman Unit. Please provide us with a production graph of the Wellman Unit during this time period which depicts oil rate versus time and water and CO2 injection over time. Also provide the same graph for the period when CO2 injection was re-initiated in 2005. Tell us the recovery factor of the proved incremental reserves to be recovered due to CO2 injection.

Response: We have provided the materials requested and responded to this comment in a supplemental letter dated October 14, 2007 (the “Supplemental Letter”).

U.S. Securities and Exchange Commission
October 15, 2007

3.	Please tell us the recovery factor of the proved incremental reserves to be recovered due to CO2 injection for the Wellman Unit, George Allen Unit, the Hudson Lease, and the Slaughter field. Tell us the basis for those recovery factors.

Response: We have responded to this comment and provided additional materials regarding the basis of our recovery factors in the Supplemental Letter.

4.	Please disclose that the total future costs, including capital costs of your proved incremental reserves from CO2 injection is approximately $25.60 per barrel of oil equivalent.

Response: We will revise our disclosure on page 76 of Amendment No. 4 to include the following sentence immediately following the definition of proved reserves:
Of our total proved reserves at June 30 2007, 20.1 million barrels of oil equivalent, or 10.3% of our total proved reserves, is attributable to our tertiary oil recovery projects using CO2 injection. Our reserve report of June 30, 2007 estimates total future costs of recovering proved reserves from tertiary oil recovery projects, including estimated capital costs and taxes, of approximately $30.04 per barrel of oil equivalent.
This amount increased from $25.60 to $30.04 per barrel of oil equivalent due to the inclusion of applicable taxes.
Note that all of the proved reserves associated our tertiary recovery operations were independently engineered by DeGolyer & MacNaughton as of June 30, 2007.
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to Bruce Thompson at (405) 753-5603 or Jim Prince at Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,
By:	/s/ V. Bruce Thompson
V. Bruce Thompson
Senior Vice President — Legal and General Counsel

U.S. Securities and Exchange Commission
October 15, 2007

cc:	Donna Levy, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
James Murphy, Securities and Exchange Commission
James M. Prince, Vinson & Elkins L.L.P.
T. Mark Kelly, Vinson & Elkins L.L.P.
Richard D. Truesdell, Jr., Davis Polk & Wardwell